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                            December 31, 2020

       Simon Yu
       Chief Executive Officer
       Cannabis Strategic Ventures
       9350 Wilshire Blvd., Suite 203
       Beverly Hills, CA 90212

                                                        Re: Cannabis Strategic
Ventures
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed December 16,
2020
                                                            File No. 024-11303

       Dear Mr. Yu:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2020 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Relationships and Related Party Transactions, page 45

   1. We note your response to prior comment 2 and reissue in part. Please revise this section to identify the related
persons.
       General

   2. We note your revisions in response to prior comment 3. Please revise the offering circular throughout to reflect
consistently the maximum number of shares that you intend to register in the primary
offering, the maximum number of shares that are being registered for resale by the
selling shareholders and the bona fide price range. For example, we note that the first and
second paragraphs on the cover page do not consistently reflect the
 Simon Yu
Cannabis Strategic Ventures
December 31, 2020
Page 2
      maximum number of shares for both offerings. Also, the Use of Proceeds section on page
      22 describes an offering price of $0.40 per share, which is also inconsistent with information on the cover page. Please revise these disclosures and the Offering section on page 4 and the Dilution section on page 23 to ensure consistency.
       You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameSimon Yu
                                                           Division of
Corporation Finance
Comapany NameCannabis Strategic Ventures
                                                           Office of Life
Sciences
December 31, 2020 Page 2
cc:       William Robinson Eilers, Esq.
FirstName LastName